
WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2005 MAR -2 P 3:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 01, 2005

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Comm
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


05006205

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements years ended December 31, 2004 and 2003 with report of Independent Auditors.
- Independent Auditors' letter.
- Annual report 2004.
- Press release of the resolutions reached at its annual shareholders' meeting.

Sincerely,

PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.



ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88


FILE N°
82-4609


WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE




WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO INFORMS ON THE RESOLUTIONS REACHED AT ITS ANNUAL SHAREHOLDERS' MEETING

Mexico City, February 25, 2005

Wal-Mart de Mexico, S.A. de C.V. held its Annual Shareholders' Meeting yesterday, in Mexico City. The main resolutions that were adopted are:

Expansion Program 2005:

The expansion program for the 12-month period January-December 2005, was announced. It considers the opening of 70 units, including 8 Sam's Clubs, 24 Bodegas Aurrera, 9 Wal-Mart Supercenters, 6 Superamas, 3 Suburbias and 20 restaurants. The estimated growth in installed capacity will be 12% and the investment in new stores as well as in the modernization of our whole operation will amount to $8,200 million pesos, equivalent to $736 million dollars. Eduardo Solorzano, who today became President and CEO of Wal-Mart de Mexico, commented: "Our 2005 expansion program has the objective of bringing to an ever larger number of customers the products they need at Every Day Low Prices, thus contributing to improve the quality of life of Mexican Families. We will continue reinvesting our earnings in Mexico, combining always the expectation of a good return on investment with a positive impact on all the communities where we operate".

Dividend Payment:

Shareholders approved a dividend that at shareholders choice would be paid in cash, $0.63 pesos per share, or in stock. The number of new shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price for the Walmex shares at the Mexican Stock Exchange on March 15, 2005. Shareholders will have from today and until March 30, 2005 to decide if they wish to receive the payment in shares. Those who do not inform their choice will receive cash. Dividend will be paid on Friday April 1, 2005.

Board of Directors:

Mr. Ernesto Vega was ratified by Wal-Mart de Mexico's Board of Directors as Chairman of the Board.

Results for 2004:

The Company's shareholders approved the financial information for the year 2004 as it had been previously presented through The Mexican Stock Exchange on February 7. The approval was preceded by a favorable report by the Audit Committee, which has a majority of independent Directors, as well as favorable reports by both the Examiner and the external auditors.

Repurchase of Shares:

Shareholders approved an amount of $6,000,000,000.00 pesos as the maximum amount that the Company may use in Repurchase of Shares during 2005. Shareholders approved to cancel 105,254,300 shares from the share repurchase program, that were considered as treasury stock.

The Wal-Mart de Mexico Foundation:

Shareholders were informed on the activities of the Wal-Mart de Mexico Foundation. Said foundation coordinated donations for more than 97 million pesos, benefiting more than 800 thousand people.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 696 units, broken down as follows:

61 Sam's Clubs
163 Bodegas Aurrera
89 Wal*Mart Supercenters
48 Superamas
50 Suburbias
285 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.ey.com

Tel. (55) 5283 13 00
Fax.(55) 5283 13 92

FILE N°
82-4609

Bolsa Mexicana de Valores, S.A. de C.V.
Jose Manuel Allende
Issuer's Director
Reforma 255, 6°. piso
Col. Cuauhtemoc 06500
Mexico, D.F.

As the independent auditor of Wal–Mart de Mexico, S.A. de C.V. and in compliance with the provisions of Article 2, section I, subparagraph g) of the Issuers Circular, which contains general Requirements applicable to security issuers and other participants in the securities market ("the Single Circular"), in connection with the financial statements of the aforesaid issuer for each of the two years ended December 31, 2004 and 2003, I hereby state under oath that:

1. Neither I, the undersigned, nor the firm in which I am a partner are in any of the situations mentioned in Article 83 of the Single Circular; consequently, we may be considered as independent.

2. I agree to provide the Mexican National Banking and Securities Commission with whatsoever information it may require to verify my independence.

3. I agree to keep physically or on electronic devices for a period of no less than five (5) years, in my offices, all the documentation, information and all other judgmental elements used to prepare the audit report on the financial statements being audited and to submit it to the aforesaid Commission.

4. I consent to Wal-Mart de México, S.A. de C.V.'s including in the annual report mentioned in Articles 33, section I, subparagraph b), numeral 1. and 36, section I, subparagraph c) of requirements, the financial statements that I audited, as well as whatsoever other financial information derived from such financial statements, or from the audit report that I submitted, so that such report can be made public. This in the understanding that prior to the inclusion of the related information, I may verify it.

5. I hold a valid document attesting to my technical capacity.


AÑOS
1934 - 2004

6. I have not received any offer to be a board member or officer of Wal-Mart de México, S.A. de C.V.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, February 24, 2005